Revised Header, Oath or Affirmation and Exemption letter as of May 9, 2007.



07007517

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION MAY 11 2007 WASH, D.C. 186

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 South Flower Street, Suite 2750
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William K. Doyle, Managing Partner 213-627-3300
(Area Code – Telephone Number)

PROCESSED JUN 26 2007 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rose, Snyder & Jacobs
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd. (Address), Suite 490, Encino (City), CA (State) 91436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 11 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/12

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows:~~

William K. Doyle
Signature

Managing Partner
Title

as attached



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. — N/A
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. None

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Los Angeles

On May 9, 07 before me, ROALING CHANG
(here insert name and title of the officer)

personally appeared WILLAM KERSTEN DOYLE

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies) and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


ROALING CHANG
COMM. #1704058
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. Nov 11, 2010

WITNESS my hand and official seal.

Signature ______________________

(Seal)



ROSE, SNYDER & JACOBS

A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS



SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2007
WASH. D.C.
186
SECTION

May 8, 2007

To Whom It May Concern:

<u>Re: Kerlin Capital Group, LLC</u>

We are the auditors for Kerlin Capital Group, LLC, and we performed their 2006 annual audit.

This letter is to confirm that the company does not hold customer funds and does not clear customer transactions, and therefore, the Company is exempt under SEC Rule 15c3-3(k)(2)(i) Computation of Reserve Requirements and Information Relating to Possession or Control Requirements.

Should you have any questions, please do not hesitate to contact us.

Very Truly Yours,

Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

April 12, 2007


SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2007
WASH, D.C.
186
SECTION


NASD

William Doyle
Chief Compliance Officer
Kerlin Capital Group LLP
555 S. Flower Street, Suite 2750
Los Angeles, CA 90071-1602

RE: December 31, 2006 Audited Financial Statements

Dear Mr. Doyle:

This acknowledges receipt of your December 31, 2006 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears to be deficient in that the audit is missing the following:

1. Information relating to Possession and Control Requirements under SEC Rule 15c3-3, or a statement indicating an exemption from the requirement including the exemptive provisions claimed.

2. A Computation for determining SEC Rule 15c3-3 Reserve Requirement, or a statement indicating an exemption from the requirement including the exemptive provision claimed; and

3. The Annual Audit did not contain the original Oath of Affirmation required by SEC Rule 17a-5(e)(2).

Based on the above, your filing does not comply with the requirement of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of the NASD Rule 8210, we request that you send one copy of the item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 26, 2007. If you have questions, please contact Robert Lettice, Compliance Examiner, at (213) 613-2630.

Sincerely,

David Anderson
Supervisor

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com

Enclosure: Form X-17A-5 Part III Facing Page

Cc: SEC Pacific Regional Office
Attn: Cindy Wong
Assistant Regional Director
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036

Cc: Rose, Snyder & Jacobs
15821 Ventura Blvd, Suite 490
Encino, CA 91436

END